UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 10)*

Park Electrochemical Corp.

(Name of Issuer)

Common Stock, $.10 Par Value Per Share

(Title of Class of Securities)

700416 20 9

(CUSIP Number)

Mr. Jerry Shore, Shore Sculptures,
19 Valley Road, Port Washington, NY 11050 (516) 883 4420

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

December 14, 2012

 (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 700416 20 9	Page 2 of 4 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jerry Shore
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) None
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 728,599
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 728,599
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 728,599
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5%
14		TYPE OF REPORTING PERSON (See Instructions) IN

Item 1.	Security and Issuer.

This Amendment No. 10 to Schedule 13D (this “Amendment”) amends the statement on Schedule 13D, as amended by Amendments Nos. 1 through 9 thereto (collectively, the “Schedule 13D”), as previously filed by the undersigned with the Securities and Exchange Commission, with respect to the Common Stock, $.10 par value (the “Common Stock”) of PARK ELECTROCHEMICAL CORP., a New York Corporation (the “Company”).

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended to read as follows:

“The responses of the Reporting Person to rows (7) through (13) of page 2 of this Amendment are hereby incorporated by reference.

(a) The aggregate number of shares of Common Stock beneficially owned by Mr. Shore (the “Reporting Person”) is 728,599, which represents approximately 3.5% of the outstanding shares of Common Stock as of January 2, 2013 as set forth in the Company’s quarterly report on Form 10-Q, filed on January 4, 2013. This excludes 168,615 shares of Common Stock owned by a member of Mr. Shore’s family, of which Mr. Shore disclaims beneficial ownership, and 14,753 shares of Common Stock owned by a foundation of which Mr. Shore disclaims beneficial ownership.

(b) Mr. Shore has the sole power to vote or direct the vote of 728,599 Common Stock and sole power to dispose or direct the disposition of such Common Stock.

(c) On December 14, 2012, Mr. Shore effected a private transaction disposing 276,000 shares by way of gift. No other transaction in the Common Stock was effected by the Reporting Person during the sixty days prior to the date of this Amendment.

(e) As a result of a gift disposition in October 2011, Mr. Shore ceased to be a beneficial owner of more than five percent of the Common Stock.”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 6, 2013

/s/ Jerry Shore
Jerry Shore

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